Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 23, 2011

VQT: Barclays Enhanced Equity Beta ETNs ETN+ Note Details* Ticker1 VQT Intraday indicative value ticker VQT.IV Issue Price $100.00 per ETN Bloomberg Index Ticker SPVQDTR Index CUSI P 06740C337 Primary Exchange NYS E Arc Annual Fee 0.95%** Inception Date 08/31/2010 Maturity Date 09/08/2020 Index S&P 500® Dynamic VEQTORTM Index TR * For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus Supplement and pricing supplement. **The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Annual Fee times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the Index on such calendar day divided by the closing level of the Index on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index. The Barclays ETN+ S&P VEQTORTM ETNs (the “ETNs”) are senior, unsecured debt securities issued by Barclays Bank PLC that are linked to the performance of the S&P 500® Dynamic VEQTORTM Total Return Index (the “Index”). Investors can trade the ETNs on the NYS E Arca exchange1 at a market price or receive a cash payment (less an investor fee) at the scheduled maturity upon early redemption2. The Index seeks to provide investors with broad equity market exposure with an implied volatility hedge by dynamically allocating its notional investments among three components: equity, volatility and cash. The equity component of the Index is represented by the S&P 500® Total Return IndexTM and the volatility component of the Index is represented by the S&P 500® VIX Short-Term FuturesTM Index. The volatility component of the Index is premised on the observation that, historically, volatility in the equity markets tends to correlate negatively to the performance of US equity markets. In addition, rapid declines in the performance of the US equity markets generally tend to be associated with particularly high volatility in such markets. The Index, therefore, seeks to reflect such historically observed trends by allocating a greater proportion of its notional value to investments in the US equity markets during periods of low market volatility with the ability to allocate a greater proportion of its notional value to investments in a reference asset that tracks implied volatility during periods of high market volatility. The Index also incorporates a “stop loss” mechanic that shifts the entire value of the Index to an interest-bearing cash investment under certain circumstances. 0$ 10$ 20$ 30$ 40$ 50$ 60$ 70$ 80$ 90$ 100$ dEC-05 JUN-06 dEC-06 JUN-07 dEC-07 JUN-08 dEC-08 JUN-09 dEC-09 JUN-10 dEC-10 JUN-11 s&P 500 iNDEX tOTAL rETURN s&P 500 ffifl sHORT-tERM FUTURES iNDEX (tr) ¢asH Hypothetical and Historical Equity and Volatility Allocations Issuer Details Barclays Bank PLC long-term, unsecured obligations* S&P Rating AAMoody’s Rating Aa3 The ETNs are not rated, but are backed by the credit of Barclays Bank PLC . The ETNs rely on the ratings of their issuer, Barclays Bank PLC . See “Credit of Barclays Bank PLC “ in “Selected Risk Considerations” at the end of this document. * We have not obtained a rating from any rating agency with respect to the ETNs. The credit ratings above relate solely to the issuer, Barclays Bank PLC , and not to the ETNs. A

Security rating is not a recommendation to buy, sell or hold securities, and each rating should Be evaluated independently of any other rating. A security rating is subject to revision or Withdrawal at any time by the assigning rating organization, and there is no assurance that Any security rating will remain in effect for any given period of time or that it will not be Lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, Suspension or withdrawal of any rating may have an adverse effect on the market price or Marketability of the ETNs. Hypothetical and Historical Index Performance www.etnplus.com Sap 500 dynamic fetor index total returns Sap 500 total return 50 dEC-05 JUN-06 dEC-06 JUN-07 dEC-07 JUN-08 dEC-08 JUN-09 dEC-09 JUN-10 dEC-10 JUN-11 60 70 80 90 100 110 120 130 140 150 160 170 180 190 200 210 220 Index LIVE SINCE November 18, 2009 1 The ETNs are listed on the NYS E Arc stock exchange under the ticker symbol “VQT”. See “A Trading Market for the ETNs May Not Develop” in “Selected Risk Considerations” at the end of this document. 2 An Investor may redeem the ETNs on a daily basis directly to the issuer, Barclays Bank PLC, provided that the investor presents at least 25,000 of the ETNs for redemption and follows the procedures described in the relevant pricing Supplement. See “Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions” in “Selected Risk Considerations” at the end of this document. Before investing in the ETNs, investors should read in full the Pricing supplement for the ETNs, available through visiting www.etnplus.com. Source: Barclays Capital. The diagram above illustrates the hypothetical and historical percentage allocations to the equity, volatility And cash components of the index from December 2005 to August 2011. Dates prior to November 18, 2009 are hypothetical and Assume that the index had already been launched in December 2005. Past performance is not indicative of future results. See “Past Performance Is Not Indicative of Future Results” in “Selected Risk Considerations” at the end of this document. Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns does not Reflect any management fees, transaction costs or expenses. Dates prior to November 18, 2009 are hypothetical and assume that The Index had already been launched in December 2005. Past performance is not indicative of future results. See “Past Performance Is Not Indicative of Future Results” in “Selected Risk Considerations” at the end of this document.

IMPORTANT INFORMATION:

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the

Applicable prospectus supplement and pricing supplement.

You May Lose Some or You’re Entire Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index.

Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if

The value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs will rise or fall. The actual performance of the Index

Underlying your ETNs or any index component over the term of the respective series of the ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation

To the historical levels of comparable indices, which in most cases have been highly volatile?

Dynamic Allocation Risk: The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation

Of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is

Made in accordance with pre-defined weightings that may not be optimal.

The Stop Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to militate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer

Than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations,

Particularly a decline, in the performance of the Index. Because the performance of the Index is linked to the S&P 500® Total Return Index and the S&P 500 VIX Short-Term Futures TM

Index TR (which seeks to model the return from a daily rolling long position in the first and second month CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the Index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index, which may change

Unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity

Date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include

Prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs;

Interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed

By any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations

As they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In

Addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYS E Arc, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC

May engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the

ETNs on NYS E Arc or any other exchange. Therefore, the liquidity of the ETNs may be limited.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem

You’re ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times

As set for in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more

Complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively,

Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your

Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745

Seventh Avenue—Attn: US Insole Support, New York, NY 10019.

The Securities may be sold during regular trading hours on the applicable exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500”, “S&P 500 VIX Short-Term Futures TM”, “S&P 500® Total Return Index™”, “S&P 500® Excess Return Index TM” and “S&P 500® Dynamic

VEQTORTM” are trademarks of Standard & Poor’s Financial Services LLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for

Use by the Index sponsor.

©2011 Barclays Bank PLC. All rights reserved. All other trademarks, service marks or registered trademarks are the property, and used with the permission, of their respective owners.

CSNY367229W v5 August 2011

Barclays ETN+